SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                           --------------------------
                         SHELBOURNE PROPERTIES III, INC.
                       (Name of Subject Company (Issuer))

                                  Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    82137E103
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                            Associate General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation: Not applicable      Amount of Filing Fee:  Not applicable

// Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable              Filing Party: Not applicable
Form or registration no.: Not applicable            Date Filed: Not applicable

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /      third-party tender offer subject to Rule 14d-1.

/ /      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction subject to Rule 13e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

       On August 1, 2002, Carl C. Icahn delivered a letter to the board of directors of the Issuer, a copy of which is attached hereto as Exhibit 1 and incorporated herein in its entirety.

IMPORTANT INFORMATION: REGISTRANTS HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, REGISTRANTS WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, ONE WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

                                                                       EXHIBIT 1

                                  CARL C. ICAHN
                                767 FIFTH AVENUE
                                   SUITE 4700
                            NEW YORK, NEW YORK 10153



                                                              August 1, 2002

The Boards of Directors of
Shelbourne Properties I, Inc.
Shelbourne Properties II, Inc.
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, NY 10022

Gentlemen:

We have been engaged in discussions contemplating that Cove Acquisition I, LLC, one of my affiliated companies, enter into agreements with Shelbourne Properties I, Inc., Shelbourne Properties II, Inc., and Shelbourne Properties III, Inc. (collectively, the "Companies"), with respect to tender offers for shares of the Companies and the liquidation of their assets. As of early this morning, those discussions had reached an advanced stage, with documentation nearly completed. By mid-morning, however, we were advised that the Companies had received a letter from HX Investors, L.P., an affiliate of Michael Ashner, regarding improved terms to their earlier bid.


You are hereby advised that we are prepared to complete the transaction as we have proposed it to you and to increase the purchase price for shares of the Companies by 7% over the Ashner bid as follows:

          Icahn                     Ashner
          Purchase Price            Purchase Price             Number of Shares

HXD       $63.15                    $59.00                     251,785
HXE       $73.85                    $69.00                     268,444
HXF       $58.30                    $54.50                     236,631

This proposal is conditional upon execution and delivery of acceptable agreements prior to 3:00 P.M. tomorrow, Friday, August 2, 2002.

                                                              Very truly yours,

                                                              /s/ Carl C. Icahn

                                                              Carl C. Icahn